UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):         . Form 10-K         . Form 20-F         . Form 11-K     X . Form 10-Q         . Form 10-D         . Form N-SAR         . Form N-CSR

For Period Ended:   3/31/2016

      . Transition Report on Form 10-K

      . Transition Report on Form 20-F

      . Transition Report on Form 11-K

      . Transition Report on Form 10-Q

      . Transition Report on Form N-SAR

     For the Transition Period Ended:_____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

BMP Holdings, Inc.

Former Name if Applicable

N/A

Address of Principal Executive Offices (Street and Number)

381 W. Mountain Road

Ridgefield Connecticut  06877

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X .	(b)	The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

The Registrant could not complete the required financial statements within the prescribed filing date without unreasonable effort and expense.

PART IV --OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

Henry Sargent	(203)	240-9910
Name	Area Code	Telephone Number

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

  X . Yes         . No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      . Yes     X . No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BMP Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date May 13, 2016	By:	/s/ Henry Sargent
Henry Sargent, Chief Executive Officer
and Principal Accounting Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL

VIOLATIONS (SEE 18 U.S.C. 1001).